SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 4)*
Bishop Capital Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

09141T 10 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 09141T 10 7	Page 2 of 13 Pages

1.	NAME OF FILING PARTIES Robert E. Robotti
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 52,372

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 52,372

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
52,372

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.4%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 09141T 10 7	Page 3 of 13 Pages

1.	NAME OF FILING PARTIES Robotti & Company, Incorporated
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 3,700

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,700

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 09141T 10 7	Page 4 of 13 Pages

1.	NAME OF FILING PARTIES Robotti & Company, LLC
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 3,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 3,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,500

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 09141T 10 7	Page 5 of 13 Pages

1.	NAME OF FILING PARTIES Kenneth R. Wasiak
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 48,672

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 48,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
48,672

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 09141T 10 7	Page 2 of 13 Pages

1.	NAME OF FILING PARTIES Ravenswood Management Company, L.L.C.
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 48,672

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 48,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
48,672

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.0%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 09141T 10 7	Page 7 of 13 Pages

1.	NAME OF FILING PARTIES The Ravenswood Investment Company, L.P.
I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 48,672

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 48,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
48,672

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
5.0%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 8 of 13 Pages

STATEMENT ON SCHEDULE 13D AMENDMENT NO. 4

                     This Statement on Schedule 13D Amendment No. 4 (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission").  This Statement amends and restates the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation ("Bishop Capital" or the "Issuer") filed on May 28, 2004, with the Commission, as amended by Amendments No. 1, 2 and 3 thereto, filed on June 23, 2004, July 7, 2004, and October 15, 2004, with the Commission.

Item 1.	Security and Issuer

                      This Statement relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer").  The address of the Issuer's principal executive offices and principal business is 222 N. Broadway, Suite A, Riverton, Wyoming 82501.

Item 2.	Identity and Background

                       (a), (b),(c) and (f).  This Statement is filed on behalf of the following six persons: Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Wasiak and RMC, the "Filing Parties").

                     Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Mr. Wasiak is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Members of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

                     The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017.  RMC's address is 104 Gloucester Road, Massapequa, New York, New York 11758 and Mr. Wasiak's business address is 515 Madison Avenue, New York, NY 10022

Executive Officers and Directors:

                     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of ROBT is included in Schedule A hereto and is incorporated by reference herein.

                     (d) and (e).  The Filing Parties, and to the best knowledge of the Filing Parties, the persons set forth on Schedule A hereto, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                     The aggregate purchase price of the 200 shares of Common Stock held by ROBT is $112.50 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

SCHEDULE 13D
CUSIP No. 09141T 10 7				Page 9 of 13 Pages

                      The aggregate purchase price of the 3,500 shares of the Common Stock held by Robotti & Company is $2,384.10 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital funds.

                     The aggregate purchase price of the 48,672 shares of the Common Stock held by RIC is $58,513.27 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 4.				Purpose of Transaction

                     Item 4 is hereby amended to add the following:
                     On November 23, 2004, The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC (the "Plaintiffs") filed a complaint in the United States District Court, Southern District of New York, naming Bishop Capital, Robert E. Thrailkill, Robert J. Thrailkill, and Sherry L. Moore, as defendants (the "Defendants").  The complaint alleges that the defendants have violated Sections 10, 13(d), 13(e) and 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the individual defendants have violated Section 20(a) of the Exchange Act, breached their common law and statutory fiduciary duties to Bishop Capital and its shareholders and engaged in ultra vires acts.  The complaint states that the defendants are using false and misleading material in the Company's proxy statement filed with the Securities and Exchange Commission (the "Commission") and disseminated to shareholders of the Company on or about November 12, 2004 in connection with Bishop Capital's solicitation of proxies for its special meeting of shareholders.  The complaint states that at the special meeting, shareholders of Bishop Capital will vote on whether to approve an amendment to the Company's articles of incorporation to effect a 1-for-110 reverse stock split and repurchase fractional shares which would cause the number of shareholders of record to number below 300 and permit the company to go private and cease its obligations to make public filings with the SEC.  The complaint also states that in the proxy statement, among other things, the Company has grossly undervalued its real estate and gas royalty interests in order to induce shareholders to vote in favor of amending the articles of incorporation to permit the reverse stock split.  In addition, the complaint states that (a) the Company has failed to hold or give notice of annual meetings of shareholders since 1997, (b) the individual defendants have failed to disclose their holdings under Section 13(d) of the Exchange Act and (c) the Directors have issued to themselves more than 20% of the Company's stock for nominal consideration in breach of their fiduciary duties.

                   In the complaint Plaintiffs seek, among other remedies, (a) to enjoin the Defendants' use of the false and misleading statements in the proxy statement, (b) to enjoin the shareholders' vote currently scheduled for December 16, 2004, (c) to rescind the Company's issuance of shares to the individual Defendants and (d) to enjoin the Individual Defendants from voting their shares and from continuing to act as officers and directors of the Company.

A copy of the complaint is filed as Exhibit 9 hereto and incorporated by reference herein.

Item 5.				Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	52,372	0	52,372	5.4%
ROBT (1)(2)	3,700	0	3,700	**
Robotti & Company (1)	3,500	0	3,500	**

SCHEDULE 13D
CUSIP No. 09141T 10 7				Page 10 of 13 Pages

Wasiak (1)(4)		48,672	0	48,672	5.0%
RMC (1)(4)		48,672	0	48,672	5.0%
RIC (1)		48,672	0	48,672	5.0%

                     *  Based on 969,127 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-QSB, for the quarter ended September 30, 2004.
                     **   Less than one percent.

              (1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 3,500 shares of Common owned by Robotti & Company.

              (3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 200 shares of Common owned by ROBT.

              (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 48,672 shares of Common owned by RIC.

(c)	There have been no transactions in the Issuer's Common Stock by the Filing Parties during the past sixty days.
(d)

No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)	Not Applicable.
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                     Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of July 7, 2004 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission.  The Joint Filing Agreement is filed herewith as Exhibit 7 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.

Joint Filing Agreement dated May 27, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

	2.	Letter dated January 27, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.
	3.	Letter dated May 14, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.
4.

Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 11 of 13 Pages

5.

Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

6.

Letter dated July 6, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's communication with shareholders and its demand pursuant to Rule 14a-7.

7.

Amended and Restated Joint Filing Agreement dated July 7, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

8.

Letter dated October 13, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital or certain assets of Bishop Capital.

9.

Complaint filed on November 23, 2004 by The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC in The United States District Court, Southern District of New York, naming Bishop Capital, Robert E. Thrailkill, Chairman of the Board of Directors, Robert J. Thrailkill, Director, and Sherry L. Moore, Director and Secretary and Chief Financial Officer, as defendants.

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	November 26, 2004
Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti

Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC			/s/ Kenneth R. Wasiak

Kenneth R. Wasiak
By:	Robotti & Company, Incorporated
Its Managing Member

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 09141T 10 7	Page 13 of 13 Pages

Schedule A

Information Concerning Directors and Executive Officers of Robotti & Company, Incorporated

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company Incorporated as of the date hereof.  The business address of each person is:

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
Director
Citizenship	U.S.A.
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue
New York, New York 10022